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                              December 1, 2023

       Luk Huen Ling Claire
       Chairlady, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F, Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed November 24,
2023
                                                            File No. 333-272555

       Dear Luk Huen Ling Claire:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 16, 2023 letter.

       Amendment No. 3 to Form F-1 filed November 24, 2023

       Exhibits

   1. Please have counsel revise Exhibit 5.1 to opine on the correct number of shares being offered by the company
and each of the selling shareholders. Please also explain why counsel has included
the shares to be sold by Top Elect in the underwritten offering within the definition of "IPO
Shares." Because such shares are currently outstanding, counsel should opine that these
shares are (as opposed to "will be") validly issued, fully-paid and non-assessable. Please
also fill in the brackets contained in the opinion, as it appears that this is the final,
signed opinion of counsel.
   2. Please tell us why the scope of Opinion 5.2 is limited to compliance with Hong Kong laws from 1 April 2021 to 31
March 2023, as specified in paragraph B.
 Luk Huen Ling Claire
Roma Green Finance Limited
December 1, 2023
Page 2
3. Please have counsel revise exhibit 8.2 to remove the language stating that the opinion may not be relied upon by any other persons or corporate entities other than Nasdaq. Purchasers of securities in the offering are entitled to rely on the opinion. Please
      also have counsel execute the opinion.
4. Please have counsel revise Exhibit 23.5 to consent to the filing of counsel's opinion as an exhibit to the registration statement. This exhibit consents only to the filing of the consent as an exhibit.
       Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameLuk Huen Ling Claire
                                                             Division of
Corporation Finance
Comapany NameRoma Green Finance Limited
                                                             Office of Trade &
Services
December 1, 2023 Page 2
cc:       Celia Velletri
FirstName LastName